Exhibit 99.2

August 20, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Standard & Poor’s Maalot Reaffirms Gazit-Globe’s Domestic Credit Rating of ilAA- with a Stable Outlook

Gazit-Globe Ltd. (the “Company”) is pleased to report that Standard & Poor’s Maalot (“S&P Maalot”) has reaffirmed its Domestic Credit Rating for the Company of ilAA- with a Stable Outlook. The translation from Hebrew of S&P Maalot’s report on the Company is attached hereto below.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit Globe Ltd.

August 20, 2015

Primary Credit Analyst:

Ofer Amir, 972-3-7539715 ofer.amir@standardandpoors.com

Secondary Credit Analyst:

Gal Menkes, 972-3-7539733 gal.menkes@standardandpoors.com

Table of Contents

Rationale	2

Rating Outlook	2

Standard & Poor’s Base-Case Scenario	3

Company Description	3

Business Risk	4

Financial Risk	6

Liquidity	7

Other Modifiers	8

Reconciliation	8

Related Criteria And Research	9

Please note that this translation was made for the company’s use only and under no circumstances obligates Standard & Poor’s Maalot. In the case of any discrepancy with the official Hebrew version published on August 4, 2015, the Hebrew version shall apply.

Full Analysis	August 20, 2015 | 1

Gazit Globe Ltd.

Gazit Globe Ltd.

Corporate Credit Rating	ilAA-/Stable

Rationale

Business Risk

•	Control over several global investment grade real-estate companies that benefit from a strong business and financial position.

•	Very large asset portfolio with focus on the supermarket-anchored shopping centers segment.

•	Extremely high geographical diversification.

•	Professional and experienced management.

Financial Risk

•	Decrease in financial leverage level over time.

•	Stable cash flow from income-producing real estate activity.

•	High degree of financial flexibility and good access to financing sources.

Outlook: Stable

The stable rating outlook reflects our assessment that the Gazit Globe group will continue to present operating stability, ‘adequate’ liquidity and financial ratios commensurate with the current rating. Taking into account the company’s strong business position, we regard the following financial ratios of the consolidated group as commensurate with the current rating: EBITDA to interest expense of 1.5x-2.0x, and debt to debt and equity of up to 65%.

Upside Scenario

A rating upgrade may be possible if the group manages to present a consistent and permanent improvement in its financial ratios, to be expressed in its consolidated statements by an EBITDA to interest expense ratio of over 2.0x, and a debt to debt and equity ratio of less than 60%, while maintaining adequate liquidity and operating stability.

Downside Scenario

A rating downgrade would be possible if we witness deterioration in Gazit Globe’s financial ratios, as reflected in an EBITDA to interest expense ratio of less than 1.3x, or as a result of a permanent digression from the ratios mentioned above as commensurate with the current rating. A negative rating action is also possible if we see significant erosion in the company’s business risk profile as a result of a significant decrease in occupancy rates, volatility of cash flows, or investments in properties that are outside of the group’s core business.

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Gazit Globe Ltd.

Standard & Poor’s Base-Case Scenario (based on the consolidate reports)

Principal Assumptions

•	Stable occupancy rates (95% on average).

•	Significant growth in rental income and NOI (net operating income) in the next two years following the consolidation of Atrium European Real Estate and the extension of Gazit Globe’s asset portfolio in Norway.

•	Expected stability in same property revenues, while maintaining a 50% EBITDA margin.

•	Acquisition and real estate investments at an annual net amount of approximately NIS 9 billion in 2015.

•	Equity issuances assumption of NIS 3.0-3.5 billion in 2015.

Key Metrics

	2014A	2015E	2016E
EBITDA/interest	1.5x	1.5x-1.8x	1.6x-1.9x

Debt/EBITDA	13.2x	11x-13x	10x-12x

Debt/debt and equity	59.6%	58%-60%	58%-60%
A – Actual, E – Estimate.

Company Description

Gazit Globe, through its held companies (collectively, “Gazit Globe Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil.

Gazit Globe Group specializes in the acquisition, development and management of supermarket-anchored shopping centers. The major companies owned by the group are: First Capital Realty, a public company operating in Canada and traded on the Toronto Stock Exchange (TSX); Equity One Inc., a public company operating in the United States and traded on NYSE; Citycon, a Finnish public company operating in northern Europe, especially in Finland, Sweden and, starting July 2015, also in Norway, and traded on the Helsinki Stock Exchange (OMX); and Atrium European Real Estate, a public company operating in Eastern and Central Europe and traded on the stock exchanges in Vienna and Amsterdam (Euronext, VSX). The group also owns several private companies: Gazit Globe Israel (Development) Ltd., operating in Israel, Bulgaria and Macedonia and specializing in the acquisition, development and management of shopping centers and the development and construction of residential projects (through the Dori Group); Gazit Germany, specializing in the acquisition, development and management of shopping centers in Germany; and Gazit Brazil, specializing in the acquisition, development and management of shopping centers in Brazil.

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Gazit Globe Ltd.

As of June 30, 2015, the group holds and manages 453 properties, 432 of which are shopping centers, 9 are shopping centers in development and 12 are other properties. These properties have a gross leasable area of 6.3 million square meters. The properties are listed in the company’s books at a fair value of approximately NIS 69.3 billion (approximately NIS 75.3 billion assuming consolidation of jointly-controlled companies that are listed according to the equity method and including the full value of properties managed by the group), and produce approximately NIS 5.9 billion in gross annual rental income (approximately NIS 6.4 billion assuming consolidation of jointly-controlled companies listed according the equity method and including the full value of properties managed by the group).

Gazit Globe is 50.2% held by Norstar Holdings Inc.

Gazit Globe Ltd. — Main Subsidiaries

	Equity One (EQY)	First Capital Realty (FCR)	Atrium (ATR)	Citycon Oyj. (CTY)
Rating	BBB/Stable	BBB (High)/Stable (DBRS), Baa2 (Moody’s)	BBB-/Stable	BBB/Stable
Country of Operation	United States	Canada	Central and Eastern Europe	Northern Eastern Europe
Holding	42.2%	42.9%	55.0%	42.8%

Business Risk

Extensive, high-quality and geographically diversified asset portfolio of supermarket-anchored shopping centers

Our rating is positively affected by the group’s favorable business position, deriving from its control in several income-producing real estate companies with strong business and financial positions, of which the major ones are investment-rated on a global scale; from the group’s large number of income-producing properties; and from the group’s focus on supermarket-anchored shopping centers, a relatively stable segment even in times of recession. The group’s business position is also positively affected by the fact that Gazit Globe and the major companies in the group are listed on seven different stock exchanges, and by its high geographical diversification which, we estimate, reduces its exposure to macro-economic and demographic changes.

The group’s operating performance has been stable during the current year, as illustrated by high occupancy rates (approximately 95% on average) and an increase of 1.7% in same-property revenues. On the other hand, the group’s performance was adversely affected by high losses in its development and construction activity, performed through the Dori group, and, to a lesser extent, by the Israeli currency’s evaluation vis-à-vis most of the currencies in the markets in which the group operates.

In the past few years, the company has been implementing a strategy focused on the acquisition of high-quality properties located in growing urban areas, and selling lower quality properties or properties outside its core business. It should be noted that in July 2015, Gazit Globe, through its subsidiary Citycon, completed a substantial acquisition of an asset portfolio in Norway at a value of NIS 6.3 billion.

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Gazit Globe Ltd.

S&P Base-Case Operating Scenario

In our base-case operating scenario we assume that the group will maintain its high occupancy rates and stable rents in its income-producing real estate activity.

According to our base-case scenario, we anticipate a significant increase in the group’s EBITDA in 2015, mostly due to the full consolidation of Atrium and the acquisition of the asset portfolio in Norway during the third quarter of 2015. We also anticipate that the group’s development and construction activity in Israel, which is performed through the Dori group, will stabilize and will not lead to material losses that will adversely affect the group’s results as it did in 2014. In 2016 we anticipate continued growth in EBITDA, mostly due to full-year yield of the Norway portfolio.

In the long run, we estimate that the group’s management will continue to implement its current strategy, and acquire quality properties in developed markets while selling properties which are not in its core business. We believe that this strategy supports the group in maintaining its consistently high business position and reducing exposure to macro-economic and demographic changes.

Table 1.

Gazit Globe Ltd. — Peer Comparison

Industry Sector: Real Estate Investments

	Gazit Globe Ltd.	Westfield Corp.	Kimco Realty Corp.	Azrieli Group Ltd.	Airport City Ltd.	Melisron Ltd.
Rating	ilAA-/Stable	BBB+/Stable*	BBB+/Stable*	ilAA+/ilA-1/Stable	ilAA/Stable	ilA+/ilA-1/Positive
Mil. NIS	—Fiscal year ended Dec. 31, 2014—
Revenues	6,816.0	5,491	3,914	7,132	750.3	1,413.3
EBITDA	2,879.2	3,047	3,275	1,515	596.4	997.3
Funds from operations (FFO)	903.4	1,997	2,130	997	457.8	537.0
Interest Expense	1,914.8	957	1,061	396	126.4	359.2
Cash flow from operations	1,014.0	1,239	2,379	1,017	282.8	515.3
Debt	38,094.7	28,948	22,264	9,080	3,730.0	9,264.1
Equity	25,868.5	30,105	15,641	13,349	4,065.8	3,912.2
Valuation of Investment Property	65,547.0	59,815.8	33,341.2	20,045.6	8,592.2	14,934.0
Adjusted ratios
EBITDA margin (%)	42.2	55.5	83.7	21.2	79.5	70.6
EBITDA interest coverage (x)	1.5	3.2	3.1	3.8	4.7	2.8
Debt/EBITDA (x)	13.2	9.5	6.8	6.0	6.3	9.3
FFO/debt (%)	2.4	6.9	9.6	11.0	12.3	5.8
Total debt/debt plus equity (%)	59.6	49.0	50.2	40.5	47.8	70.3

*	Global scale rating

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Gazit Globe Ltd.

Financial Risk

Lower financial risk due to deleveraging at the group level

The group’s financial risk profile is supported, in our assessment, by stable and strong cash flows over time deriving from the high quality portfolio and from high financial flexibility. The group’s financial risk profile has improved this year, and as of June 2015 financial statements, the debt to debt and equity ratio has decreased to 57.8% compared to 61.8% in the previous year. The EBITDA to interest expense ratio has also improved, increasing to 1.8x compared to 1.5x in the previous year. Most of the improvement in the group’s financial ratios resulted from a significant share issuance in July 2014 of NIS 1.9 billion by the subsidiary Citycon, and the full consolidation, as of March 2015 financial statements, of Atrium European Real Estate, which is considered to be a company with low leverage and high coverage ratios.

S&P Base-Case Cash Flow And Capital Structure Scenario

In our base-case scenario we anticipate that the acquisition of the portfolio in Norway will result in a moderate increase in the group’s leverage, and at the end of 2015 the group’s debt to debt and equity ratio will be 58%-60%. We also anticipate some improvement in the group’s coverage ratio, mostly due to the expected increase in EBITDA and based on our operating base case scenario. We estimate that the EBITDA to interest expense ratio in the next two years will range between 1.5x and 1.9x, a level commensurate, in our opinion, with the current rating.

We note that the financial risk profile is based, among other things, on our assessment that the company’s management will continue to operate to lower leverage and improve the coverage ratios, while maintaining the robustness of the company’s business risk profile.

Table 2.

Gazit Globe Ltd. — Financial Summary

Industry Sector: Real Estate Investments

	2014	2013	2012	2011
(Mil. NIS)	—Fiscal year ended Dec. 31—
Revenues	6,816	7,306	7,462	6,496
EBITDA	2,879	3,206	3,535	2,962
Funds from operations (FFO)	903	1,147	1,465	1,181
Interest Expense	1,915	2,108	2,152	1,834
Cash flow from operations	1,014	1,181	1,347	1,068
Debt	38,095	38,924	40,507	39,189
Equity	25,868	22,352	22,292	19,384
Adjusted ratios
EBITDA margin (%)	42	44	47	46
EBITDA interest coverage (x)	1.5	1.5	1.6	1.6
Debt/EBITDA (x)	13.2	12.1	11.5	13.2
FFO/debt (%)	2.4	2.9	3.6	3.0
Debt/debt and equity (%)	59.6	63.5	64.5	66.9

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Gazit Globe Ltd.

Liquidity: Adequate

According to our criteria, Gazit Globe’s liquidity, at the extended solo level (including privately owned subsidiaries), is “adequate”. We believe that the group has good access to a range of financing sources which are more than sufficient for its current needs.

We believe the group’s liquidity is positively affected by its access to the capital market, by its large committed credit facilities and by its large portfolio of unencumbered properties, at a book value of approximately NIS 7.4 billion as of December 2014. According to our base-case scenario, we estimate that the company will maintain its ability to refinance debt when required, at reasonable cost and relatively long duration.

The following are our assumptions regarding the company’s major sources and uses, at the extended solo level, for 2015-2016:

Principal Liquidity Sources

•	Cash and cash equivalent of approximately NIS 400 million;

•	Committed, unutilized credit facilities of approximately NIS 2.7 billion;

•	Bond issuance of approximately NIS 680 million (April 2015);

•	Operating cash flow and dividends received from subsidiaries of approximately NIS 450 billion after deduction of net interest expenses.

•	Proceeds from asset sales of approximately NIS 400 million.

Principal Liquidity Uses

•	Repayment of loans and short-term credit of approximately NIS 2.1 billion;

•	Investment in subsidiaries of NIS 1.6 billion (mostly reflects the company’s NIS 1.1 billion investment in Citycon in July 2015);

•	Dividend distribution of NIS 704 million through the period, as per company policy.

Gazit Globe Ltd. – Debt Maturities (extended solo)*

(NIS million)	2015	2016	2017	2018	2019 And Afterwards
Maturities	408	1,482	799	2,162	10,217

*	As of June 2015 financial statements

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Gazit Globe Ltd.

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Positive

Comparable ratings analysis: Neutral

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Gazit Globe’s 2014 consolidated data are:

•	Partial consolidation of the subsidiary ATR.

•	Deducting property value appreciation and other non-operating or non-recurring revenues and expenditures from EBITDA.

•	Deducting cash and cash equivalent from financial debt.

•	Adjusting financial debt and finance expenses due to financial hedges that the company enters into.

•	Deducting Interest expense due to exchange rate changes and other interest expenses from the adjusted interest expenses.

•	Adding capitalized interest to interest expense.

Table 3.

Reconciliation Of Gazit Globe Ltd. Reported Amounts With Standard & Poor’s Adjusted Amounts (Mil. NIS)

	Debt	Shareholders’ equity	Revenues	EBITDA	Interest expense	EBITDA	Cash flow from operations
Reported	37,613.0	8,023.0	6,270.0	2,425.0	2,115.0	2,425.0	1,026.0
Standard & Poor’s adjustments
Interest expense (reported)	—	—	—	—	—	(2,115.0)	—
Interest income (reported)	—	—	—	—	—	115.0	—
Current tax expense (reported)	—	—	—	—	—	(176.0)	—
Surplus cash	(1,782.7)	—	—	—	—	—	—
Capitalized interest	—	—	—	—	128.0	(128.0)	(128.0)
Share-based compensation expense	—	—	—	45.0	—	45.0	—
Dividends received from equity investments	—	—	—	62.0	—	62.0	—
Deconsolidation / consolidation	2,083.3	(1.5)	546.0	333.2	53.1	280.1	116.0
Non-operating income (expense)	—	—	—	—	—	—	—
Non-controlling Interest/Minority interest	—	17,847.0	—	—	—	—	—
Debt - Accrued interest not included in reported debt	427.0	—	—	—	—	—	—
Debt - Derivatives	(245.9)	—	—	—	—	—	—
EBITDA - Income (expense) of unconsolidated companies	—	—	—	(12.0)	—	(12.0)	—
EBITDA - Other	—	—	—	26.0	—	26.0	—
D&A - Asset Valuation gains/(losses)	—	—	—	—	—	—	—
EBIT - Income (expense) of unconsolidated companies	—	—	—	—	—	—	—
Interest expense - Derivatives	—	—	—	—	7.7	(7.7)	—
Interest expense - Other	—	—	—	—	(389.0)	389.0	—
Total adjustments	481.7	17,845.5	546.0	454.2	(200.2)	(1,521.6)	(12.0)

Standard & Poor’s adjusted amounts
	Debt	Equity	Revenues	EBITDA	Interest expense	Funds from operations	Cash flow from operations
Adjusted	38,094.7	25,868.5	6,816.0	2,879.2	1,914.8	903.4	1,014.0

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Gazit Globe Ltd.

Related Criteria And Research

•	Criteria For Rating Non-Financial Corporate Issuances On Standard & Poor’s Maalot’s Local Rating Scale, September 22, 2014.

•	National And Regional Scale Credit Ratings, September 22, 2014

•	The Connection Between Global And Local Scale Ratings, February 2013

•	Standard & Poor’s National And Regional Scale Mapping Tables, September 9, 2014

•	Corporate Methodology, November 19, 2013

•	Corporate Methodology: Ratios And Adjustments, November 19, 2013

•	Key Credit Factors For The Real Estate Industry, November 19, 2013

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	Standard & Poor’s Ratings Definitions, September 20, 2014

•	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ‘SD’ Ratings, October 24, 2013

All articles can be found on the S&P website, www.standardanpoors.com, or on the S&P Maalot website, www.maalot.co.il.

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Gazit Globe Ltd.

Rating Details (As of 20-August-2015)

Gazit Globe Ltd.
Issuer rating	ilAA-/Stable

Secured Senior Debt
Series J	ilAA-

Unsecured Senior Debt
Series A, B, C, D, E, F, I, K, L	ilAA-

Rating history
9-May-2013	ilAA-/Stable
15-May-2012	ilA+/Stable
1-August-2011	ilA+/Positive
30-June-2010	ilA+/Stable
3-May-2009	ilA+/Negative
16-April-2009	ilAA-/—
12-February-2009	ilAA-/Negative
3-August-2008	ilAA-/Stable
23-March-2008	ilAA/Watch Pos
28-February-2007	ilAA/Stable
21-November-2006	ilAA/Negative
14-April-2005	ilAA/—
21-January-2004	ilAA-/—
1-December-2001	ilA+/—

Standard & Poor’s Maalot ratings are based on information received from the Company and from other sources that Standard & Poor’s Maalot believes to be reliable. Standard & Poor’s Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor’s Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor’s Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor’s Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons. The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market. The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor’s Maalot reserves all rights. This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor’s Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

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